UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Trulia, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

897888103

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897888103

1.	Names of Reporting Persons. Sami Inkinen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Finland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 2,061,404
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,061,404
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,061,404 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.54% (2)
12.	Type of Reporting Person (see Instructions)

(1)	Includes (i) 2,055,571 shares of Common Stock held by the Reporting Person; and (ii) 5,833 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2012.
(2)	Based on 27,339,783 shares of the Issuer’s Common Stock outstanding as of September 30, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 13, 2012.

Item 1.

(a)	Name of Issuer: Trulia, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 116 New Montgomery St., Suite 300, San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing: Sami Inkinen

(b)	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person is:

c/o Trulia, Inc.

116 New Montgomery St., Suite 300, San Francisco, CA 94105

(c)	Citizenship: Finland

(d)	Title of Class of Securities: Common Stock, par value $0.00001

(e)	CUSIP Number: 897888103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,061,404 (1)

(b)	Percent of class: 7.54% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,061,404

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 2,061,404

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below each of the undersigned certifies that, to the best of such undersigned’s respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Includes (i) 2,055,571 shares of Common Stock held by the Reporting Person; and (ii) 5,833 shares of Common Stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2012.

(2)	Based on 27,339,783 shares of the Issuer’s Common Stock outstanding as of September 30, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 13, 2012.

SIGNATURE

After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013	/s/ Sami Inkinen
Sami Inkinen

5